August 17, 2017

Megan Miller

Securities and Exchange Commission

3 World Financial Center

New York, NY 10281

Re:    The funds listed on Schedule A hereto (the “Funds”), each a series of either MassMutual Select Funds (File No. 811-08274) or MassMutual Premier Funds (File No. 811-08690) (each a “Trust” and together the “Trusts”)

Dear Ms. Miller:

Below is a summary of the oral comments you provided to Yana Guss of Ropes & Gray LLP on July 18, 2017 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of (1) the annual reports to shareholders of the Funds for the fiscal year ended September 30, 2016 filed on Form N-CSR (the “Annual Reports”) and (2) solely in connection with the review of the Annual Reports, the prospectuses of the Funds dated February 1, 2017 filed on Form N-1A (the “Prospectuses”), together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report or Prospectus.

Comments relating to MassMutual Premier Funds

1)	Comment: Please comply with the disclosure requirement of Article 6-04.15 of Regulation S-X by adding the line item “Commitments and Contingent Liabilities” to the Statements of Assets and Liabilities with a parenthetical reference to note 9 of the Notes to Financial Statements (regarding legal proceedings).

Response: As requested, we will include the line item “Commitments and Contingent Liabilities” in the Statements of Assets and Liabilities in our September 30, 2017 Annual Reports with a reference to the Notes to the Financial Statements, as applicable.

2)	Comment: The Staff noted that the legal maturity dates of investments for the MassMutual Premier U.S. Government Money Market Fund are disclosed on the Portfolio of Investments. Please reference the audit risk alert on this issue (2010/2011.79) and update accordingly in future filings as applicable.

Response: As requested, we will disclose the demand date of investments for the MassMutual Premier U.S. Government Money Market Fund (the date when the Fund is unconditionally permitted to demand repayment) within the Portfolio of Investments in future filings, as applicable.

3)	Comment: Please explain why “fixed income securities risk” is disclosed as a principal risk of investing in MassMutual Premier Value Fund in its Prospectus.

Response: Fixed income securities risk is disclosed as a principal risk because the MassMutual Premier Value Fund’s principal investment strategy provides that the Fund may invest up to 10% of its net assets in debt securities.

4)	Comment: The Staff observed the following sector concentrations in the Funds’ Portfolio of Investments but did not find corresponding sector risks disclosed in the Prospectus. Please address how the following sector risks are addressed by the Prospectus: (1) Financial Sector for MassMutual Premier Disciplined Value Fund (28%); and (2) Consumer, Non-cyclical Sector for MassMutual Premier Main Street Fund (26.3%), MassMutual Premier Disciplined Growth Fund (25.2%), and MassMutual Premier Small Cap Opportunities Fund (30%).

Response: Investment in the above-named sectors is not a principal investment strategy of the Funds. The Funds also note that specific sector concentration may vary significantly from period to period as the investment process does not predict holdings by sector. Rather, in each case, the Fund’s current exposure to the particular sector reflects the current composition of the Fund’s benchmark and/or the Fund’s bottom-up investment strategy. The Funds’ Prospectus currently contains risk disclosure that states, among other things, the Fund’s performance is more susceptible to any economic, business, or other developments which generally affect a particular sector. As such, the Funds believe that the current disclosure remains satisfactory and that specific sector risk disclosure may not accurately reflect the risks of the Funds as the sectors may change from time to time.

5)	Comment: The Staff noted that MassMutual Premier Global Fund held 46.2% of its investments in the United States. As required by pages 20-21 of ASC 825-10-50, in addition to the categorization by type of instrument and country, any other significant type of concentration of credit risk should be reported (e.g., concentration by industry). Please also reference §7.28 of the 2015 Audit and Accounting Guide for Investment Companies. Please update accordingly in future reports.

Response: The Funds note that, while both the Portfolio of Investments and the ASC 820 table were shown by country, the sector table related to the MassMutual Premier Global Fund was included in the Portfolio Manager Report on page 54. Going forward, we will include the sector table in both the Portfolio Manager Report and the Portfolio of Investments, as requested.

6)	Comment: Per Rule 4-08(m) of Regulation S-X, if the amount of reverse repurchase agreements exceeds 10% of total assets, the aggregate amount of liability incurred pursuant to reverse repurchase agreements should include accrued interest payable. For MassMutual Premier Inflation-Protected and Income Fund, it appears that accrued interest payable is disclosed separately. Please update in future reports.

Response: As requested, future Fund reports will include accrued interest payable with regard to reverse repurchase agreements, as applicable.

7)	Comment: Please explain why collateral held for when-issued securities is not included in the table on page 265 of the Annual Report that shows the level for instruments that approximate fair value.

Response: We have reviewed the collateral held for when-issued securities and concur that it should have been disclosed in the table on page 265. We will update this in future Fund reports, as applicable.

8)	Comment: The Staff noted that the Portfolio Manager Report for MassMutual Premier Balanced Fund stated that the use of derivatives detracted from performance. However, the Staff observed that the financial statements show a net gain from derivatives. Please explain the Fund’s policy on calculating the impact of derivatives on performance.

Response: The subadviser to the MassMutual Premier Balanced Fund obtains relevant data from the Fund’s Fund Accountant, which it uses to produce the commentary on the impact of derivatives on performance. In response to the Staff’s comment, the subadviser to the Fund has reviewed the impact of derivatives contribution on performance and has determined that the statement indicating that derivatives were a modest detractor from performance was incorrect and that the use of derivatives contributed modestly to returns for the period described.

9)	Comment: Please explain how shareholder concentration risk is addressed in the summary and statutory prospectuses for the Funds given the concentration of affiliated parties shown in note 3 of the Notes to Financial Statements.

Response: We will consider adding large shareholder risk disclosure in connection with the Funds’ next annual Prospectus update. The risk associated with a large shareholder account in a Fund may be affected to a large extent by the nature of the account. For example, in a case where the large shareholder is a fund-of-funds managed by an affiliate of MassMutual, it may be that the risk of an unanticipated large redemption is mitigated to a large extent. In a case where MassMutual or an affiliate is shown as the record holder of an account in a Fund but investment decisions are made by individual beneficial owners of the account, the risk of an unanticipated large redemption might also be mitigated. In each case, we will consider the nature of any large shareholder concentration and the degree of risk it poses to a Fund in determining whether to add large shareholder risk disclosure to the Fund’s Prospectus.

10)	Comment: Please consider adding the frequency with which payments are made to affiliates in connection with advisory and subadvisory agreements in note 3 of the Notes to Financial Statements (e.g., monthly). Please reference ASC 850-10-20-50-1D.

Response: As requested, we will add the frequency with which payments are made in connection with advisory and subadvisory agreements for future Fund reports.

11)	Comment: The Staff noted that the Funds entered into long and short derivatives, however the volume disclosure on page 272 of the Annual Report does not indicate whether the amounts are gross or net. Please consider enhancing the disclosure to reflect how the volume disclosures are derived.

Response: The amounts shown are gross. As requested, in the future we will enhance disclosure indicating gross/net, where applicable, based on derivative type.

Comments relating to MassMutual Select Funds

12)	Comment: The Staff noted that the MassMutual Select Equity Asset Fund had 59.3% of its assets invested in the U.S. Please see the guidance on pages 20-21 of ASC 825-10-50 and update accordingly as applicable.

Response: Both the Portfolio of Investments and the ASC 820 table were shown by country. A sector table related to the MM Select Equity Asset Fund was not included in the Portfolio Manager Report, but will be included going forward, as applicable. Going forward, we will include the sector table in both the Portfolio Manager Report and the Portfolio of Investments.

13)	Comment: Please comply with the disclosure requirements of Article 6-04.15 of Regulation S-X by adding the line item “Commitments and Contingent Liabilities” to the Statements of Assets and Liabilities with a parenthetical reference to note 8 of the Notes to Financial Statements (regarding legal proceedings).

Response: As requested, we will include the line item “Commitments and Contingent Liabilities” in the Statements of Assets and Liabilities in our September 30, 2017 Annual Reports with a reference to the Notes to the Financial Statements, as applicable.

14)

Comment: The Staff observed the following sector concentrations in the Fund’s Schedule of Investments but did not find corresponding sector risks disclosed in the Prospectus. Please address how the following sector risks are addressed by the

Prospectus: (1) Financial Sector for MassMutual Select Focused Value Fund (36.4%) and MassMutual Select Mid-Cap Value Fund (27.3%); (2) Consumer, Non-cyclical Sector for MassMutual Select Fundamental Growth Fund (29.7%) and MassMutual Select Growth Opportunities Fund (28.7%); (3) Communications Sector for MassMutual Select Growth Opportunities Fund (37.2%); and (4) Industrials Sector for MassMutual Select Small Cap Value Equity Fund (30.4%).

Response: Investment in the above-named sectors is not a principal investment strategy of the Funds. The Funds also note that specific sector concentration may vary significantly from period to period as the investment process does not predict holdings by sector. Rather, in each case, the Fund’s current exposure to the particular sector reflects the current composition of the Fund’s benchmark and/or the Fund’s bottom-up investment strategy. The Funds’ Prospectus currently contains risk disclosure that states, among other things, the Fund’s performance is more susceptible to any economic, business, or other developments which generally affect a particular sector. As such, the Funds believe that the current disclosure remains satisfactory and that specific sector risk disclosure may not accurately reflect the risks of the Funds as the sectors may change from time to time.

15) Comment: The Staff noted that the MassMutual Select Growth Opportunities Fund is identified in its Prospectus as non-diversified. Please confirm whether the Fund was operating as diversified or non-diversified as of September 30, 2016. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will obtain shareholder approval prior to changing its status back to non-diversified.

Response: The MassMutual Select Growth Opportunities Fund was diversified for compliance testing purposes as of September 30, 2016. The MassMutual Select Growth Opportunities Fund obtained shareholder approval to operate as a non-diversified fund via a written consent of its majority shareholder on February 8, 2016. Please see the information statement dated January 19, 2016 related to this matter filed via EDGAR on January 11, 2016. Should the Fund operate as a diversified Fund for more than three years, it will obtain shareholder approval prior to changing its status back to non-diversified.

16)	Comment: The Prospectus states that MassMutual Select Mid-Cap Value Fund’s subadvisers currently define “mid-cap companies” as those whose market capitalization at the time of purchase are between $500 million and $40 billion. Please explain why the Fund considers a company with a market capitalization of less than $40 billion to be a mid-cap company. For example, are there industry indices, classifications used by rating agencies or definitions used in financial publications that use the $40 billion threshold?

Response: We believe that the range $500 million and $40 billion, as disclosed, is a reasonable, albeit broad, characterization for a mid-cap company. Among other things, as a point of reference, we note that the capitalization range of the Russell

Mid Cap Value Index was between $1.8 billion and $31.2 billion as of June 30, 2017 and between $633 million and $39.5 billion as of March 31, 2017.

17)	Comment: The Staff noted that the financial statements for the MM MSCI EAFE® International Index Fund show investments in forwards, but the Staff did not see forwards mentioned in its Prospectus. Please explain.

Response: The following disclosure concerning derivatives, including the use of forwards, appears in the “Additional Information Regarding Investment Objectives and Principal Investment Strategies” section of the MM MSCI EAFE® International Index Fund’s Prospectus.

“Non-Principal Investments; Use of Derivatives; Securities Loans; Repurchase Agreements. A Fund may hold investments that are not included in its principal investment strategies. These non-principal investments are described in the Statement of Additional Information (“SAI”) or below under “Additional Information Regarding Principal Risks.” A Fund also may choose not to invest in certain securities described in this Prospectus and in the SAI, even though it has the ability to do so. Certain Funds may engage in transactions involving derivatives as part of their principal investment strategies; the disclosures of the principal investment strategies of those Funds include specific references to those derivatives transactions. Any of the other Funds may engage in derivatives transactions not as part of their principal investment strategies, and Funds that may use certain derivatives as part of their principal investment strategies may use other derivatives (not as part of their principal investment strategies), as well. A Fund may use derivatives for hedging purposes, as a substitute for direct investment, to earn additional income, to adjust portfolio characteristics, including duration (interest rate volatility), to gain exposure to securities or markets in which it might not be able to invest directly, to provide asset/liability management, or to take long or short positions on one or more indices, securities, or foreign currencies. Derivatives transactions may include, but are not limited to, foreign currency exchange transactions, options, futures contracts, interest rate swaps, interest rate futures contracts, forward contracts, total return swaps, credit default swaps, and hybrid instruments. A Fund may use derivatives to create investment leverage. See “Additional Information Regarding Principal Risks,” below, and the SAI for more information regarding those transactions.”

18)	Comment: The Staff noted that the Funds entered into both long and short derivatives, however the volume disclosure of the Annual Report does not indicate whether the amounts are gross or net. Please consider enhancing the disclosure to reflect how the volume disclosures are derived.

Response: The amounts shown are gross. As requested, in the future, we will enhance disclosure indicating gross/net, where applicable, based on derivative type.

19)	Comment: Please explain how shareholder concentration risk is addressed in the summary and statutory prospectuses for the Funds given the concentration of affiliated parties shown in note 3 of the Notes to Financial Statements.

Response: We will consider adding large shareholder risk disclosure in connection with the Funds’ next annual Prospectus update. The risk associated with a large shareholder account in a Fund may be affected to a large extent by the nature of the account. For example, in a case where the large shareholder is a fund-of-funds managed by an affiliate of MassMutual, it may be that the risk of an unanticipated large redemption is mitigated to a large extent. In a case where MassMutual or an affiliate is shown as the record holder of an account in a Fund but investment decisions are made by individual beneficial owners of the account, the risk of an unanticipated large redemption might also be mitigated. In each case, we will consider the nature of any large shareholder concentration and the degree of risk it poses to a Fund in determining whether to add large shareholder risk disclosure to the Fund’s Prospectus.

20)	Comment: The Staff noted that the MassMutual Select BlackRock Global Allocation Fund had 4.6% of its net assets in mutual funds as of September 30, 2016, but the Staff did not see any acquired fund fees and expenses in its Prospectus. Please confirm that the Fund’s acquired fund fees and expenses were less than 0.01% for purposes of the fee table compilation.

Response: As requested, we have confirmed that the MassMutual Select Black Rock Global Allocation Fund’s acquired fund fees and expenses were less than 0.01%. As a result, the Prospectus does not reflect any acquired fund fees and expenses.

21)	Comment: The Staff noted that there is an expense ratio shown for short sales and loan expenses in the Financial Highlights. Please consider disclosing only the expense ratios required by the form, and including all other expense ratios in a footnote.

Response: As requested, in future Fund reports we will disclose only those expense ratios required by the form, and include all other expense ratios in a footnote to the table.

22)	Comment: The Staff noted that page 38 of the financial statements for MassMutual Select BlackRock Global Allocation Fund states that the Fund typically cannot use collateral it receives. Please explain supplementally where the cash collateral received is included in the Statement of Assets and Liabilities.

Response: The cash collateral received is included in “Collateral held for open derivative instruments” on the Statement of Assets and Liabilities.

23)	Comment: The Staff did not see the disclosure required under ASC-820-10-50-2G. Please update in future filings as applicable.

Response: The required disclosure is typically included when the transfer amounts are deemed to be material. We will include this disclosure in future filings, as applicable.

24)	Comment: It appears from the financial statements for the MassMutual Select BlackRock Global Allocation Fund that the impact to realized and unrealized gain and loss on derivatives was approximately 31%. However, the Fund’s Portfolio Manager Report states that derivatives did not have a material impact on performance. Please explain the Fund’s policy on calculating the impact of derivatives on performance.

Response: The subadviser to MassMutual Select BlackRock Global Allocation Fund obtains relevant data from the Fund’s Fund Accountant, which it uses to produce the commentary on the impact of derivatives on performance. In response to the Staff’s comment, the subadviser has reviewed the derivative contribution to performance in the Fund and determined that statement indicating that derivatives did not have a material impact on the Fund’s performance was incorrect.

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Vice President and Assistant Secretary, MassMutual Select Funds and MassMutual Premier Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company

SCHEDULE A

MassMutual Premier Funds

MassMutual Premier Balanced Fund

MassMutual Premier Core Bond Fund

MassMutual Premier Disciplined Growth Fund

MassMutual Premier Disciplined Value Fund

MassMutual Premier Diversified Bond Fund

MassMutual Premier Global Fund

MassMutual Premier High Yield Fund

MassMutual Premier Inflation-Protected and Income Fund

MassMutual Premier International Equity Fund

MassMutual Premier Main Street Fund

MassMutual Premier Short-Duration Bond Fund

MassMutual Premier Small Cap Opportunities Fund

MassMutual Premier Strategic Emerging Markets Fund

MassMutual Premier U.S. Government Money Market Fund

MassMutual Premier Value Fund

MassMutual Select Funds

MassMutual RetireSMARTSM In Retirement Fund

MassMutual RetireSMARTSM 2010 Fund

MassMutual RetireSMARTSM 2015 Fund

MassMutual RetireSMARTSM 2020 Fund

MassMutual RetireSMARTSM 2025 Fund

MassMutual RetireSMARTSM 2030 Fund

MassMutual RetireSMARTSM 2035 Fund

MassMutual RetireSMARTSM 2040 Fund

MassMutual RetireSMARTSM 2045 Fund

MassMutual RetireSMARTSM 2050 Fund

MassMutual RetireSMARTSM 2055 Fund

MassMutual RetireSMARTSM 2060 Fund

MassMutual RetireSMARTSM Conservative Fund

MassMutual RetireSMARTSM Growth Fund

MassMutual RetireSMARTSM Moderate Fund

MassMutual RetireSMARTSM Moderate Growth Fund

MassMutual Select BlackRock Global Allocation Fund

MassMutual Select Blue Chip Growth Fund

MassMutual Select Diversified Value Fund

MassMutual Select Equity Opportunities Fund (fka MassMutual Select Focused Value Fund)

MassMutual Select Fundamental Growth Fund

MassMutual Select Fundamental Value Fund

MassMutual Select Growth Opportunities Fund

MassMutual Select Large Cap Value Fund

MassMutual Select Mid Cap Growth Fund (fka MassMutual Select Mid Cap Growth Equity II Fund)

MassMutual Select Mid-Cap Value Fund

MassMutual Select Overseas Fund

MassMutual Select Small Cap Growth Equity Fund

MassMutual Select Small Cap Value Equity Fund

MassMutual Select Small Company Value Fund

MassMutual Select Strategic Bond Fund

MassMutual Select Total Return Fund

MM MSCI EAFE® International Index Fund

MM Russell 2000® Small Cap Index Fund

MM S&P 500® Index Fund

MM S&P® Mid Cap Index Fund

MM Select Bond and Income Asset Fund

MM Select Equity Asset Fund